SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Scorpio Bulkers Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
Y7546A122

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

January 1, 2016

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y7546A122	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,866,022*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,866,022*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,866,022*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50%*
14	TYPE OF REPORTING PERSON* CO

* Reflects beneficial ownership as of January 11, 2016 and takes into account the reverse stock split of the Common Stock, at a ratio of one-for-twelve, that became effective on December 31, 2015.

SCHEDULE 13D

CUSIP No. Y7546A122	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,317,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,317,565*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,317,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.56%*
14	TYPE OF REPORTING PERSON* PN, IA

* Reflects beneficial ownership as of January 11, 2016 and takes into account the reverse stock split of the Common Stock, at a ratio of one-for-twelve, that became effective on December 31, 2015.

SCHEDULE 13D

CUSIP No. Y7546A122	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,317,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,317,565*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,317,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.56%*
14	TYPE OF REPORTING PERSON* PN, HC

* Reflects beneficial ownership as of January 11, 2016 and takes into account the reverse stock split of the Common Stock, at a ratio of one-for-twelve, that became effective on December 31, 2015.

SCHEDULE 13D

CUSIP No. Y7546A122	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,317,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,317,565*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,317,565*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.56%*
14	TYPE OF REPORTING PERSON* OO, HC

* Reflects beneficial ownership as of January 11, 2016 and takes into account the reverse stock split of the Common Stock, at a ratio of one-for-twelve, that became effective on December 31, 2015.

This Amendment No. 6 to Schedule 13D, dated January 11, 2016 (this “Amendment No. 6”), amends the Schedule 13D originally filed on June 10, 2015 (the “Original 13D”) by Monarch Debt Recovery Master Fund Ltd (“MDRF”), Monarch Alternative Capital LP (“Monarch”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“Monarch GP”), as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2015, Amendment No. 2 to Schedule 13D filed on July 30, 2015, Amendment No. 3 to Schedule 13D filed on August 18, 2015, Amendment No. 4 to Schedule 13D filed on October 28, 2015 and Amendment No. 5 to Schedule 13D filed on December 23, 2015 (the Original 13D, as amended by such Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, the “Schedule 13D”).  This Amendment No. 6 is being filed on behalf of MDRF, Monarch, MDRA GP and Monarch GP (collectively, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Scorpio Bulkers Inc., a Marshall Islands corporation (the “Company”).
Monarch is the investment advisor to a variety of funds, including MDRF (any such funds, as applicable, collectively, the “Funds”).  This Amendment No. 6 is being filed to reflect the reorganization of Monarch Opportunities Master Fund Ltd (“MOF”), one of the Funds, as a subsidiary of MDRF, as a result of which MDRF has again become the beneficial owner of more than 5% of the Common Stock.  The Reporting Persons are filing this Amendment No. 6 to amend Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D as follows:
Item 2.   Identity and Background
Item 2 is hereby supplemented with respect to MDRF by adding thereto the following:
The information set forth in Item 2 of the Original 13D relating to MDRF is hereby incorporated herein by reference, except with respect to the address of the principal business and principal office of MDRF, which is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.
Item 3.  Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated in its entirety to read as follows:
The Funds expended an aggregate of approximately $166,229,038.37 of their own investment capital in direct transactions with the Issuer and in open market transactions to acquire the 3,317,565 shares of Common Stock held by them.  Of such amount paid by the Funds, $95,770,804.14 was expended from the investment capital of MDRF and MOF for the 1,866,022 shares beneficially owned by MDRF.
Item 4.  Purpose of the Transaction
Item 4 is supplemented with respect to MDRF by adding thereto the following:
The information set forth in Item 4 of the Schedule 13D is hereby incorporated herein by reference.
Item 5.   Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:
(a)            Each of Monarch, MDRA GP and Monarch GP indirectly beneficially own 3,317,565 shares of Common Stock.  Such shares represent 11.56% of the 28,686,430 shares of Common Stock outstanding.  MDRF beneficially owns an aggregate of 1,866,022 shares of Common Stock, which represent 6.50% of the 28,686,430 shares of Common Stock outstanding.  1,866,006 of such shares are directly owned, and 16 are indirectly owned.  The percentages used herein and in the rest of this Amendment No. 6 are calculated based upon the 28,686,430 shares of Common Stock reported in the Company’s Form 6-K, dated as of January 4, 2016 (the “Form 6-K”), as outstanding as of December 31, 2015.  None of the other individual Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)            Monarch, MDRA GP and Monarch GP share voting and dispositive power over 3,317,565 shares of Common Stock held directly by the Funds, including the 1,866,022 shares of Common Stock held directly and indirectly by MDRF, and by Monarch Shipping Holdings LLC (“Holdings”), a New York limited liability company of which the Funds are the only members, with each Fund and Holdings directly holding such shares, as applicable (except, in the case of MDRF, for the 16 shares held indirectly).
Items 5(c), 5(d) and 5(e) are hereby supplemented with respect to MDRF by adding thereto the following:
(c)            On January 4, 2016, in connection with MOF’s reorganization as a subsidiary of MDRF as of January 1, 2016, MOF transferred to MDRF 528,850 shares of Common Stock.  It intends  to transfer to MDRF in due course the remaining 8 shares of Common Stock that  it directly and beneficially holds.
(d)            Not applicable.
(e)            Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by adding thereto the following:
The information contained in Item 6 with respect to MDRF is hereby incorporated herein by reference.
The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of the Original 13D and any amendment thereto, pursuant to Rule 13d-1(k)(1) promulgated under the Act.  The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to Exhibit 99.4 hereto.
Item 7.  Material to be Filed as Exhibits
Item 7 is hereby amended by adding thereto the following:
Exhibit 99.4 – Joint Filing Agreement, dated as of January 11, 2016, by and among the Reporting Persons.
[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 11, 2016	MONARCH DEBT RECOVERY MASTER FUND LTD
By: Monarch Alternative Capital LP, its Investment Manager

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

Dated: January 11, 2016	MONARCH ALTERNATIVE CAPITAL LP

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

Dated: January 11, 2016	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: January 11, 2016	MONARCH GP LLC

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member